UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04053726

DIVISION OF
MARKET REGULATION

October 20, 2004

Act	Securities Exchange Act of 1934
Section	11(a)
Rule	11a2-2(T)
Public Availability	Immediate

Mr. Michael J. Ryan, Jr.
Executive Vice President and
General Counsel
American Stock Exchange, LLC
86 Trinity Place
New York, NY 10006

Dear Mr. Ryan:

Section 11(a) under the Securities Exchange Act of 1934 ("Exchange Act") prohibits a member of a national securities exchange from effecting transactions on that exchange for its own account, the account of an associated person, or an account over which it or its associated person exercises discretion (collectively, covered accounts) unless an exception applies.[1] Among the transactions excepted are those by a dealer acting in the capacity of a market maker,[2] bona fide arbitrage or hedge transactions,[3] and proprietary transactions by certain members that yield priority, parity, and precedence to non-members (except those non-members who are affiliated with members).[4]

In addition, Rule 11a2-2(T) under the Exchange Act[5] -- known as the "effect versus execute" rule -- provides exchange members with an exemption from the Section 11(a) prohibition. To comply with Rule 11a2-2(T)'s conditions, a member (1) must transmit the order from off the exchange floor, (2) may not participate in the execution of the transaction once it has been transmitted to the member performing the execution, (3) may not be affiliated with the executing member, and (4) with respect to an account over which the member has investment discretion, neither the member nor its associated person may retain any compensation in connection with effecting the transaction without express written consent from the person authorized to transact business for the account in accordance with the Rule.

In a letter dated June 15, 2004, the Staff of the Division of Market Regulation ("Division") stated that when a member sends an order for its own account, coupled with

1 15 U.S.C. 78k(a).

2 15 U.S. C. 78k(a)(1)(A).

3 15 U.S.C. 78k(a)(1)(D).

4 15 U.S.C. 78k(a)(1)(G). See also 17 CFR 240.11a1-1(T).

5 17 CFR 240.11a2-2(T).

a customer order, to the exchange with the understanding that its order will trade in whole or in part with its customer's order, ahead of other trading interest, that member may not rely on Rule 11a2-2(T) for an exemption from the prohibition set forth in Section 11(a)(1) of the Exchange Act. Upon further review of the issue, the Staff of the Division believes that a member may rely on Rule 11a2-2(T) when submitting such orders for execution, as long as all the conditions set forth under the Rule are met, including the condition that the member not be affiliated with the executing member. In this regard, the Commission has previously stated that this condition is satisfied when automated exchange facilities are used, so long as the design of these systems ensures that members do not possess any special or unique trading advantages in handling their orders after transmitting them to the exchange.[6] However, if an automated trading system provides members with special or unique trading advantages in the handling of their orders after transmitting them to the Exchange, it may not satisfy the unaffiliated broker requirement under the Rule.[7]

If you have any question regarding this letter, please contact Elizabeth King at (202) 942-0140 or Kelly Riley at (202) 942-0752.

Sincerely,

Robert L. D. Colby
Deputy Director

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6 See Exchange Act Rel. No. 15533 (Jan. 29, 1979) (regarding the Amex Post Execution Reporting System, the Amex Switching System, the Intermarket Trading System, the Multiple Dealer Trading Facility of the Cincinnati Stock Exchange, the PCX's Communications and Execution System, and the Phlx's Automated Communications and Execution System). See also Exchange Act Rel. Nos. 44983 (Oct. 25, 2001) (order approving the Archipelago Exchange as the equities trading facility of PCX Equities, Inc.); 29237 (May 31, 1991) (regarding NYSE's Off-Hours Trading Facility); and 14563 (Mar. 14, 1978) (regarding the NYSE's Designated Order Turnaround System). See also Letter from Larry E. Bergmann, Senior Associate Director, Division, Commission, to Edith Hallahan, Associate General Counsel, Phlx (Mar. 24, 1999) (regarding Phlx's VWAP Trading System); letter from Catherine McGuire, Chief Counsel, Division, Commission, to David E. Rosedahl, PCX (Nov. 30, 1998) (regarding Optimark); and Letter from Brandon Becker, Director, Division, Commission, to George T. Simon, Foley & Lardner (Nov. 30, 1994) (regarding Chicago Match).

7 See Exchange Act Rel. No. 49068 (Jan. 13, 2004) (order approving the trading rules for the Boston Options Exchange facility of the Boston Stock Exchange).